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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________

SCHEDULE 13D/A

UNDER SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)*

IGI, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

449575109

(CUSIP Number)

Frank Gerardi
c/o Univest Mgt. Inc. EPSP
149 West Village Way
Telephone: (561) 748-7230

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 21, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

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CUSIP No. 449575 10 9
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Frank Gerardi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (1) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (1) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,602,261*
	8	SHARED VOTING POWER 0*
	9	SOLE DISPOSITIVE POWER 1,602,261*
	10	SHARED DISPOSITIVE POWER 0*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,602,261 Shares *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (1) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2%*
14	TYPE OF REPORTING PERSON (1) IN

*    Univest Management Inc., a Florida corporation ("Univest"), is the record holder of 1,142,833 shares of IGI, Inc. (the "Company") and warrants to acquire and additional 26,666 shares at an exercise price of $0.90 per share of common stock of the Company. Univest is beneficially owned in its entirety by Frank Gerardi, as its sole shareholder and President. Univest maintains a deferred compensation plan known as the Univest Management Inc. Employee Profit Sharing Plan. Mr. Gerardi serves as the Trustee of such Plan. Mr. Gerardi possesses sole power to vote and direct the disposition of all of the securities of the Company held by Univest. Univest Partners, LP, Ltd. is a Florida limited partnership ("Univest Partners"). Univest is the corporate general partner of Univest Partners. Mr. Gerardi is the sole limited partner of Univest Partners. Univest Partners beneficially owns 47,300 shares of the common stock of the Company. Mr. Gerardi possesses sole power to vote and direct the disposition of all of the securities of the Company held by Univest Partners.

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Item 1. Security and Issuer

This Statement amends and supplements the Statement on Schedule 13D, filed by Frank Gerardi with respect to the common stock, par value $.01 per share ("Common Stock"), of IGI, Inc. (the "Company").

Item 3 is hereby amended by striking out the present language thereof and inserting in lieu thereof the following new language:

Item 3. Source and Amount of Funds or Other Consideration

      Univest Management Inc. EPSP ("Univest EPSP") purchased 133,100 shares of Common Stock of the Company for $0.75 per share on November 21, 2005. Mr. Gerardi received 150,000 option to purchase Common Stock of the Company at an exercise price of $0.76 on December 9, 2005. Univest EPSP also purchased 133,333 shares of Common Stock and warrants to purchase 26,666 shares of Common Stock at an exercise price of $0.90 per share on December 20, 2005. Univest EPSP used funds on hand to acquire said shares of Common Stock. Mr. Gerardi possesses sole power to vote and direct the disposition of all of the securities of the Company held by Univest EPSP.

Item 5(a) is hereby amended by striking out the present language thereof and inserting in lieu thereof the following new language:

Item 5. Interest in Securities of the Issuer

      (a) Mr. Gerardi beneficially owns 1,233,579 shares of Common Stock, 342,016 options to purchase Common Stock and warrants to purchase 26,666 shares of Common Stock, together constituting approximately 12.2% of the shares of Common Stock outstanding.

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SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2005	By: /s/ Frank Gerardi

Name: Frank Gerardi

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